Filed by Bright Lights Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

The following is a transcript of a video interview of Paul Tran, CEO of Manscaped, by Nicole Petallides of TD Ameritrade Network, made available on November 23, 2021, at https://tdameritradenetwork.com/video/rB4A-H1MHViBfU6EIRYASA.

Nicole Petallides

Our next guest, Paul Tran, CEO of Manscaped. Welcome to the show, glad you're here today. You're going to tell us all about the path to bringing this public. And this is through a SPAC. Why now and why this way?

Paul Tran

Thank you, Nicole. Thank you for having me. Well, Manscaped is a global male lifestyle brand that obsesses over creating the very and absolute best products for men. And many people have seen our commercials and our ads, but not many know of the growth and scale that we've achieved in just a short period of time. We went from a $3 million TTM revenue to $300 million in just three years with only $23 million of capital raised, all while being profitable and amassing over a million active members. Despite our young age, our scale has been pretty great and pretty vast, and this was the right time for us to go public.

Nicole Petallides

Yes, I mean, that's pretty impressive. So, you went from $3 million to nearly $300 million in three years with only $23 million in capital. What drives the growth? I mean, men's grooming and personal care, obviously front and center, and how will--I mean, I don't know that you can continue to grow at this pace. What are your goals here with taking this one public?

Paul Tran

Well, our goal has always been to build the next multigenerational brand focused on men. That's always been our goal. And we obsess over creating the very best products, and we see that translate into our customers really gravitating towards our products. And that's what accelerates our growth.

We don't aim to be the cheapest. We aim to be the best. And what that allows us to do is create phenomenal products and drive really efficient marketing--and marketing behind it. So, we're actively deploying $100 million annually on marketing and media. But what's really special about us is we're able to recoup our customer acquisition costs very quickly.

So, as soon as a customer purchases our product online, we're able to recoup that customer acquisition cost instantly, and then 70% of those customers opt in to becoming a subscriber. And now we have over a million active paying subscribers fueling our growth. And when we launch our deodorant, a million men can get it in their box for free.

Nicole Petallides

It's unbelievable how you're continuing to grow. You're really hitting a niche group here of men who want to obviously continue to be groomed. Personal care, this is where you're hitting. You just signed on Channing Tatum. Is that an important part?

Paul Tran

Yes, we aim to build really authentic connections between our brand and our consumers, and Channing is the first of many. This partnership with our SPAC sponsor, Bright Lights, will open a whole new world of celebrity endorsement marketing for us to allow us to find and pick the right celebrity partner to create that authentic connection.

Nicole Petallides

Tell me about the process, because you said that this obviously is part of--is a crucial milestone in your journey. I saw a quote of yours saying exactly that, that this process of going public--and now it will be traded on the NASDAQ and it'll be under the ticket of MANS, so we'll look for that. But this is an important part. In the meantime, existing shareholders roll their equity into that. Tell me a little bit about the process and why you chose to go the way you did.

Paul Tran

Well, if your goal is to build the next multigenerational brand, really the only path is to go public. And for us, it was what was the mechanism to go public. Is it a traditional IPO or a SPAC? And for us, being long-term believers of what we are doing, the SPAC partner--finding the right SPAC partner was what led us to making the SPAC decision.

And Bright Lights was the exact partner that we were looking for. We weren't looking for just a check. We were looking for someone that was--a partner that was accretive, that can help drive even better media efficiency.

Nicole Petallides

And so, in the meantime, you continue to grow. You'll be public. You'll change over to the MANS ticker symbol. Are you concerned about any headwinds, everything from supply chain issues to competition, price points, keeping consumers happy? Are these going--your items going to be sold in stores? Will you have your own brick and mortar store called Manscaped? What are some of the plans here?

Paul Tran

Well, we went from 300 to--as I said, from $3 to $300 in three years with $23 million of capital, so we've been very capital efficient and we've been profitable. And so, along this entire journey, we've been profitable. And so, this process will potentially put $200 million on the balance sheet. We're not using that money to cover burn. We're using that money to reinvest in growth. And so, when we think about headwinds, we're not too concerned about the growth that we have planned. We're actually very excited by it.

Nicole Petallides

All right. So, competition, you didn't really mention much. I guess you think your brands are the best, which you should think that. I would think that too because I'm sure you're working hard on them. And as far as where to get them, I had mentioned a brick and mortar store. Where do you get them? If you're not going to have your own store, is it going to be on Manscaped.com? Is that a thing, or is it through other retailers? Final thought.

Paul Tran

Yes, we're a truly omnichannel brand. So, you can get Manscaped products from our website, which is D2C. We're in many--almost all Target stores. We're in Best Buy. We're at Macy's.

Nicole Petallides

There you go.

Paul Tran

We're available on Amazon, yes.

Nicole Petallides

All right, good. I wanted to get that out there because people are probably seeing the video and saying, wow, Paul Tran, it looks like he's got a great company. I want to know where to get this stuff.

Paul Tran

Absolutely. And it's Thanksgiving, Black Friday.

Nicole Petallides

All right.

Paul Tran

We're in the best part of our (unintelligible).

Nicole Petallides

That's right. I was giving you the chance. I was giving you the chance. I'm glad you had a chance to mention where to get this stuff. Congratulations to you and your team. It is a milestone in your fantastic journey. And come back and give us some updates soon. I look forward to it. Paul Tran, CEO of Manscaped. Thank you for joining us on the show.

Paul Tran

Thanks so much, Nicole.

Important Information and Where to Find It

This communication relates to a proposed transaction between BLTS and Manscaped. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Bright Lights Acquisition Corp. (“BLTS”) and Bright Lights Parent Corp. (“ParentCo”) intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS expect to file with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.

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